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Astris Energi Inc. · 6-K · For 2/14/05, Filed On 2/18/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: February 14, 2005

Commission File Number: 0-31481

ASTRIS ENERGI INC.
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(Translation of registrant’s name into English)
2175-6 Dunwin Drive, Mississauga, Ontario, Canada
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(Address of principal executive office)

Registrant’s telephone number, including area code: (905)608-2000

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Astris Energi Inc. · 6-K · For 2/14/05, Filed On 2/18/05
Document 1 of 1 · 6-K · Report of a Foreign Private Issuer
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The following are included in this report on Form 6-K:

Sequential
Exhibit                                            Description Page                                           Number
-------                                                    -----------                                                     -----------

1.                 Notice of Change of Auditor                                       3

2.                                         Letter from Former Auditor                                          4

3.    Letter from Successor Auditor                                    5

4.    Confirmation by Board of Directors                           6

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

Alberta Securities Commission

PricewaterhouseCoopers LLP
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
M5K 1G8
Attention: Terry Hogan

Danziger & Hochman
202 Bentworth Avenue
Toronto, Ontario
M6A 1P8
Attention: David Danziger

Dear Sirs / Mesdames:

RE: Notice of Change of Auditors

Astris Energi Inc. (the “Corporation”) hereby gives notice pursuant to National Instrument 51-102 - Change of Auditor of a Reporting Issuer (“NI 51-102”) as follows:

1.	At the request of the Corporation, PricewaterhouseCoopers LLP has resigned as auditor of the Corporation effective January 26, 2005.

2.
The Board of Directors of the Corporation has considered and approved the resignation of PricewaterhouseCoopers LLP and has approved the appointment Danziger & Hochman as auditor of the Corporation. Subject to all applicable regulatory approvals, effective January 31, 2005, Danziger & Hochman will be the Corporation’s new auditors. The Corporation will propose at its next annual general meeting of shareholders that shareholders approve the appointment of Danziger & Hochman as the Corporation’s auditors for the year ended December 31, 2004.

3.
There were no reservations in the auditor’s reports on the Corporation’s financial statements for the most recently completed fiscal year or for any period subsequent to the most recently completed period for which an audit report was issued.

4.
In the opinion of the Corporation, as at the date hereof, there have been no reportable events (as such term is defined in NI 51-102) in connection with the audits of the two most recently completed fiscal years of the Corporation or for any period subsequent to the most recently completed period for which an audit report was issued.

Dated at Mississauga, Ontario this 31st day of January, 2005.

ASTRIS ENERGI INC.

By:
Name: Anthony Durkacz
Title: Vice President of Finance

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP Chartered Accountants P.O. Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K IG8 Telephone + 1 416 863 1133 Facsimile + 1 416 365 8215

February 1, 2005

Alberta Securities Commission
4th Floor, 300-5th Av. SW
Calgary, AB UP 3C4

Dear Sirs:

We have read the statements made by Astris Energi Inc. in the attached copy of Change of Auditor Notice dated January 31, 2005, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated January 31, 2005.

Yours very truly,

PricewaterhouseCoopers LLP
Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower,
Suite 3000 Toronto Dominion Centre Toronto,
Ontario Canada M5K 1G8
Telephone+l 416 863 1133
Facsimile +1 416 365 8215

February 1, 2005

Alberta Securities Commission
4th Floor
300-5th Ave SW
Calgary, Alberta

T2P 3C4

Dear Sis/Mesdames:

Re: Astris Energi Inc. [the "corporation"]

This consent letter is provided pursuant to National Instrument 51-102 in connection with the change of auditor of the Corporation.

We have read the, Notice of Change of Auditors dated January 31, 2005 and, based on our knowledge of such information at this time, we are in agreement with the statements contained in such Notice.

Yours very truly,

DD/ekm

c.c. PricewaterhouseCoopers LLC
Astris Energi Inc.

CONFIRMATION

(National Instrument 51-102)
Alberta Securities Commission
4th Floor, 300-5th Ave SW
Calgary, Alberta T2P 3C4

Dear Sirs/ Mesdames:

RE: Notice of Change of Auditor - Astris Energi Inc.

The undersigned, Anthony Durkacz, Vice President of Finance and Treasurer of Astris Energi Inc. (the “Corporation”), hereby confirms on behalf of the Corporation that the Board of Directors of the Corporation has reviewed (a) the Notice of Change of Auditor, (b) the letter from PricewaterhouseCoopers LLP, the former auditor of the Corporation, and (c) the letter from Danziger & Hochman Chartered Accountants, the successor auditor of the Corporation, a copy of each of which is attached hereto.

Dated at Mississauga, Ontario this 14th day of February, 2005.

On behalf of the Board of Directors,

Name: Anthony Durkacz
Title: Vice President of Finance and Treasurer